U.S. SECURITIES AND EXC
WASHINGTON, D.



03051851

FACING P

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of
Pursuant to Section 17 o
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-27683

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM / DD / YY) AND ENDING 12/31/02 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox-Pitt, Kelton Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Salerno (212) 687-1105
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers

1177 Avenue of the Americas	New York	New York	10036
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessio

PROCESSED
AUG 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).



SEC 1410 (3-78)

OATH OR AFFIRMATION

I, Robert C. Salerno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox-Pitt, Kelton Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President

Title



Notary Public

EILEEN RUFRANO
Notary Public, State of New York
No. 4996857
Qualified in Nassau County
Commission Expires May 26, 06

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox-Pitt, Kelton Incorporated

(A wholly owned subsidiary of
The Fox-Pitt, Kelton Corporation)
Statement of Financial Condition
December 31, 2002


PROCESSING
JUN 0 2 2003
WASH, D.C.
187
SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Fox-Pitt, Kelton Incorporated

In our opinion, after the restatement described in Note 11, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt, Kelton Incorporated (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 28, 2003

Fox-Pitt, Kelton Incorporated
(A wholly owned subsidiary of The Fox-Pitt, Kelton Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 27,719,056
Securities owned, at market value - corporate stock	8,670,277
Receivable from clearing broker	1,532,842
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $2,354,802	2,632,875
Receivable from customers	4,846,959
Receivable from affiliates	8,972,354
Other assets	1,530,564
Income taxes receivable	2,084,225
Total assets	$ 57,989,152
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at market value - corporate stock	$ 3,910,174
Compensation and other payables	13,807,628
Payable to affiliates	2,541,130
Total liabilities	20,258,932
Total stockholder's equity	37,730,220
Total liabilities and stockholder's equity	$ 57,989,152

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of The Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ('FKG"), a limited liability company incorporated in England and Wales. FKG is a subsidiary of Swiss Reinsurance Company ("Swiss Re"), a limited liability company incorporated in Switzerland, which acquired a majority of the outstanding shares of FKG on March 18, 1999 and has agreed to acquire the outstanding minority interest annually in equal installments over a three-year period ending March 18, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker-dealer for equity securities particularly in the insurance and banking sectors. In addition, the Company underwrites equity securities on behalf of clients to raise necessary capital as well as advises clients on their business strategies. Within those sectors its clients consist principally of institutional investors including investment companies and pension plans. The Company clears its customers' securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for customers which are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and cash equivalents
The Company considers investments in a money market account and funds held on deposit in an interest-bearing account to be cash and cash equivalents.

Securities owned and securities sold but not yet purchased
Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and are carried at market value.

Fixed assets and leasehold improvements
Office equipment is depreciated on a straight-line basis using an estimated useful life of three years for computer equipment, three years for telephone equipment and four years for other office equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Defined contribution retirement plan
The Company has a defined contribution retirement plan covering employees who have completed three months of service and who are at least 21 years of age. Employees may contribute to the plan and contributions are made by the Company on the basis of the percentage specified in the plan.

Income taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City, Iowa, and California tax returns filed by FKC. Pursuant to a tax sharing arrangement, FKC allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities using enacted tax rates. In 2002, FKC and the Company modified the tax sharing arrangement resulting in periodic payments from FKC for outstanding deferred tax assets.

Use of estimates
The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

During 2002, the Company relocated their main office to join a business group of Swiss Re America Holdings ("SRAH") (a company within the wholly owned group). Under an arrangement with SRAH the Company is allocated a portion of rental and other premise expenses. In addition, certain communications, office and other expenses are also allocated to the Company. At December 31, 2002 an amount of $2,149,961 is included in Payable to affiliates related to these arrangements.

Under a service agreement with Conning & Company the Company is provided certain operational and administrative services for the Hartford office location. As at December 31, 2002 an amount of $391,169 is included in Payable to affiliates related to these costs.

FKG provides trade execution services in the European equity market to the Company. The Company shares commission revenue earned and related clearing expenses incurred on such transactions with FKG.

Additionally, the Company receives management services the services of certain officers of FKC.

In 2002 Conning Research Company ("CRC") was incorporated. CRC is wholly owned subsidiary of FKC. All expenses of CRC in its first year of operation are paid by the Company and charges back to CRC through an intercompany account. Total expenses paid on behalf of CRC for 2002 were $1,052,788. This balance is included in Receivable from affiliates as at December 31, 2002.

During 2002, the Company commenced an involvement in a convergence business with FKG and Swiss Re in which it markets insurance convergence products to US based customers. As of December 31, 2002 an amount of $1 million is included in Receivable from affiliates with respect to this business.

4. Income Taxes

Deferred income tax expense results from differences between amounts of assets and liabilities as measured for financial reporting and income tax return purposes. In accordance with the criteria of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," no valuation allowance has been recorded against the Company's deferred tax asset at December 31,

2002 as management believes it is more likely than not that the tax benefits will be realized in the future.

5. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned and securities sold, but not yet purchased, are recorded at market value. The fair value of primarily all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has a right to charge the Company for losses that result from a customer's failure to complete such transactions.

In the normal course of business, the Company executes, as agent, foreign securities transactions on behalf of customers. In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at the December 31, 2002 market value of the related securities. The Company will incur a loss if the market price of these securities increases subsequent to December 31, 2002.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through an unaffiliated broker-dealer in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker. The Company had approximately $26,750,000 of cash on deposit at its unaffiliated

broker-dealer clearing broker as of December 31, 2002 that is included in cash and cash equivalents on the statement of financial condition.

Pursuant to the terms of the agreements between the Company and these clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a couterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

7. Incentive Plans

At December 31, 2002 FKG had established the following incentive plans for senior employees involving the issuance of Swiss Re shares to employees of FKI.

Share Option Plan
Options to purchase shares under this plan can be exercised during the period beginning on the 3rd anniversary of the grant date and ending on the day before the 10th anniversary of the grant date.

Incentive Share Plan
This plan which was approved in March 1999, allows a certain number of shares of Swiss Re to be issued to employees of the Company based upon the group performance.

Incentive Compensation Plan
During 2002 the Company implemented an Incentive Compensation Plan. Under the terms of the Plan all employees may elect to defer up to 50% of their discretionary bonus awards. The Company matches 25% of the employee contribution and the plan uses these funds to purchase shares of SwissRe. The shares are granted on the date of payment of the annual cash bonus ("grant date"). For the year ended December 31, 2002, the grant date is expected to be March 2003. The shares of each award relating to the contribution from the employee in lieu of their discretionary bonus vest immediately, the Company matching contribution vests over a four year period, the cost is expensed on a straight line basis over four years. The employee may sell or retain their vested shares at their discretion.

The Company applies Accounting Principles Board Opinion No. 25: *Accounting for Stock Issued to Employees* and related interpretations in accounting for the above plans.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $21,593,596, which was $21,179,460 in excess of its required net capital of $414,136. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

9. Contingencies

At December 31, 2002, the Company's Receivable from Customers includes an amount of $766,666. As of May 28, 2003, this receivable has yet to be collected and is aged greater than 270 days. The Company has commenced legal action to recover the full amount of this receivable. Based on current knowledge of the customers financial position and after consultation with counsel, the Company believes that the full amount will be recovered from the client. Consequently, no provision has been made against the receivable as at December 31, 2002.

10. Additional Capital

During the year the parent, FKC, contribution $13,000,000 as additional paid in capital to the Company.

11. Adjustment to the Current Year Statement of Financial Condition

Compensation expense incurred by an affiliated entity was originally incorrectly recorded in the Company's financial statements for the year ended December 31, 2002, issued on March 1, 2003. Accordingly, the Statement of Financial Condition has been adjusted to reflect the increase in total stockholder's equity of $449,240.